Exhibit (c)(iii)

Strictly confidential | © Macquarie Group Limited 1 Project Ruby Discussion Materials for Special Committee of Board of Directors July 23, 2024 PRELIMINARY - SUBJECT TO FURTHER REVIEW AND REVISIONS

Strictly confidential | © Macquarie Group Limited 2 Important Notice and Disclaimer “Macquarie Capital” refers to Macquarie Corporate Holdings Pty Limited and its worldwide direct and indirect subsidiaries. Macquarie Corporate Holdings Pty Limited is an indirect, wholly - owned subsidiary of Macquarie Group Limited. These materials have been prepared in connection with an oral presentation to, and for the information of, the Special Committee of the Board of Directors (the “Special Committee”) of Bally’s Corporation (“Bally’s” or the “Company”) in connection with its evaluation of a potential transaction involving the Company and Standard General L.P. (the “Transaction”), and were not prepared with a view toward complying with disclosure standards under federal, state or other securities laws. These materials may not be used for any other purpose or disclosed or distributed, in whole or in part, except as otherwise expressly permitted by Macquarie Capital. Financial and other data and information contained in these materials are based on management’s own internal estimates and projections with respect to, among other matters, the anticipated future financial condition, results of operations, plans, objectives, business and performance of the Company (which management has advised reflect the best currently available estimates and judgments of management) or from (or derived from) third - party sources or publicly available information. Without limiting the generality of the foregoing, no audit or responsibility for independent verification has been undertaken with respect to the financial assumptions, data, results, calculations and forecasts contained in, presented or referred to in these materials. Actual results may vary from those contained in these materials and such variations may be significant. None of Macquarie Capital, its affiliates or any of its and their respective employees, directors, officers, contractors, consultants, advisors, members, successors, representatives and agents (collectively, its “Representatives”) makes any representation or warranty, express or implied, as to the information utilized in these materials from third - party sources or that otherwise has been made available to Macquarie Capital (the accuracy and completeness of which has been assumed and relied upon by Macquarie Capital without independent verification) nor has Macquarie Capital or its Representatives acted on the Company’s or the Special Committee’s behalf or otherwise to independently verify any such information. Macquarie Capital and its Representatives assume no responsibility under any circumstances for losses or damages resulting from any such information or for any omissions from any such information. Neither Macquarie Capital nor any of its affiliates is an advisor as to regulatory, legal, tax or accounting matters. Any decision with respect to the Transaction should be based on such due diligence investigations and other inquiries and assessments, and on the advice of independent tax advisors, legal counsel and/or other advisors, as necessary or appropriate, including as to the economic, financial, regulatory, legal, tax, accounting or other implications of the Transaction. These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or to engage in any Transaction. Macquarie Capital and its affiliates may from time to time publish or express independent research views in respect of market and industry data, which may differ, in some cases materially, from market, industry or other data or assumptions included in these materials. These materials contain selected information and do not purport to contain all information that may be required or relevant in evaluating the Transaction. These materials outline certain matters for discussion and are not and should not be construed as a fairness opinion. The information contained in these materials is necessarily based on economic, market and other conditions existing, and information available, as of the date hereof unless otherwise noted and is subject to change. Macquarie Capital assumes no obligation to update, amend or supplement these materials or any information contained herein for any reason. Macquarie Capital is not an authorized deposit - taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of Macquarie Capital do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (“MBL”). Any investments are subject to investment risk including possible delays in repayment and loss of income and principal invested. MBL does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital. © 2024 Macquarie Capital (USA) Inc. PRELIMINARY - SUBJECT TO FURTHER REVIEW AND REVISIONS

Illustrative Net Debt Illustrative Net Debt $130 $120 $110 $100 $90 $130 $120 $110 $100 $90 $375 $385 $395 $405 $415 $45 $118 $128 $138 $148 $158 $45 $403 $413 $423 $433 $443 $50 si n o D A $145 $155 $165 $175 $185 $50 $430 $440 $450 $460 $470 $55 C a E BI T $173 $183 $193 $203 $213 $55 $458 $468 $478 $488 $498 $60 ti v e n t $200 $210 $220 $230 $240 $60 $485 $495 $505 $515 $525 $65 t ra g m e $228 $238 $248 $258 $268 $65 $513 $523 $533 $543 $553 $70 Ill u s S e $255 $265 $275 $285 $295 $70 $540 $550 $560 $570 $580 $75 $283 $293 $303 $313 $323 $75 Illustrative Sensitivity ($ in millions) Core QC&E Equity Value Illustrative Casino Segment EBITDA Standard General’s Proposal Queen Casino & Entertainment (“QC&E”) Sources: Standard General, Project Ruby virtual data room, public filings and management, S&P Capital IQ. 2 1 PRELIMINARY - SUBJECT TO FURTHER REVIEW AND REVISIONS Illustrative Considerations: 1 1 . Partial run - rate EBITDA contribution from Belle of Baton Rouge and The Queen Marquette given mid - year expected opening 2 2 . Does not include corporate segment EBITDA contribution (corporate overhead) 3 3 . Ongoing litigation with potential for future settlement payments 4 4 . Incremental QC&E capex spend required for completion of development projects 3 4 Strictly confidential | © Macquarie Group Limited 3 Total QC&E Equity Value

PRELIMINARY - SUBJECT TO FURTHER REVIEW AND REVISIONS

Illustrative Selected OpCo Precedent Transactions

Illustrative Selected Gaming OpCo Precedent Transactions

($ in millions)


Median: 6.3x
6.4x
5.6x
6.3x
8.1x
6.6x
5.5x
7.3x
6.4x
4.1x
4.4x
6.4x
6.0x
5.2x
The Meadows / Pinnacle Entertainment
The Borgata / MGM Resorts(1)
Pinnacle Entertainment (4 Casinos) / Boyd Gaming
Hard Rock Rocksino / MGM Resorts
Eldorado Resorts (2) / Tropicana Entertainment
Penn Entertainment / Margaritaville Resort Casino (Bossier City, LA)
Penn National / Greektown Casino-Hotel
Hard Rock International / JACK Cincinnati Casino
Century Casinos / Isle Cape Girardeau, Lady Luck Caruthersville & Mountaineer
Tropicana Evansville / Twin River
Caesars Southern Indiana / Eastern Band of Cherokee Indians (3)
Gold Strike Tunica / Cherokee Nation Businesses
Rocky Gap Casino Resort / Century Casinos

Date	Mar-16	May-16	Dec-17	Apr-18	Apr-18	Jun-18	Nov-18	Apr-19	Jun-19	Oct-20	Dec-20	Jun-22	Aug-22
TEV	$138	$625	$575	$275	$640	$115	$300	$187	$107	$140	$250	$450	$56
EBITDA	$22	$112	$92	$34	$97	$21	$41	$29	$26	$32	$39	$75	~$11

Source: Public filings. Notes: Financials converted to USD using FX spot rate at time of announcement. (1) Based on MGM Resorts International's acquisition of 50% stake in Borgata. (2) Net purchase price includes $65 million of assumed Tropicana cash at anticipated Q4 2018 closing. (3) Reflects estimated EBITDA in first year after closing.

Strictly confidential | © Macquarie Group Limited 4

PRELIMINARY - SUBJECT TO FURTHER REVIEW AND REVISIONS Strictly confidential | © Macquarie Group Limited 5